Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Primerica, Inc.:

We consent to the use of our reports dated February 26, 2019, with respect to the consolidated balance sheets of Primerica, Inc. and subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes and financial statement schedules I, II, III, and IV, and the effectiveness of internal control over financial reporting as of December 31, 2018, incorporated by reference herein, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Atlanta, Georgia
March 1, 2019